Exhibit 99.69

To: Inter-Citic Minerals

60 Columbia Way, Suite 501

Markham, Ontario

Canada

L3R 0C9

CONSENT OF B. TERRENCE HENNESSEY

I, B. Terrence Hennessey, of Micon International Limited, do hereby consent to the use of my name in connection with any document or report filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Inter-Citic Minerals Inc. being filed with the United States Securities and Exchange Commission.

February 22, 2008

B. Terrence Hennessey, P.Geo.
Vice President
Micon International Limited

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763